

OFFERING STATEMENT

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

1,000 Units of Interest Membership at $10.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

THE COMPANY

1.   Name of issuer: GCB Hops, LLC

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Lori Daugherty

Dates of Board Service:	January 2018 to current
Principal Occupation:	CEO, Healthcare
Employer:	IMCS
Dates of Service:	May 2018 - current
Employer's principal business:	Cognitive Behavioral Healthcare
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
	None
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	IMCS
Employer's principal business:	Cognitive Behavioral Healthcare
Title:	CEO
Dates of Service:	May 2018 - current
Responsibilities:	Strategy, Operations, Sales, Finance
Employer:	Care Services, LLC
Employer's principal business:	Pharmacy Benefit Management
Title:	CEO
Dates of Service:	March 2014 - April 2017
Responsibilities:	Strategy, Operations, Sales, Finance

Name: Lonnie Orns

Dates of Board Service:	January 2018 to current
Principal Occupation:	Real Estate
Employer:	Orns & Associates
Dates of Service:	May 2018 - current
Employer's principal business:	Real Estate
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
	None
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Orns & Associates
Employer's principal business:	Real Estate
Title:	Licensed Realtor

TWIN BAYS
HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

Dates of Service:	January 2009 - current
Responsibilities:	Managing Partner Buy/Sell Develop Properties

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Lori Daugherty

Title:	CEO
Dates of Service:	January 2018 - current
Responsibilities:	Strategy, Operations, Sales, Finance

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

	None

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Care Services, LLC
Employer's principal business:	Pharmacy Benefit Management
Title:	CEO
Dates of Service:	March 2014 - April 2017
Responsibilities:	Strategy, Operations, Sales, Finance
Employer:	IMCS
Employer's principal business:	Cognitive Behavioral Healthcare
Title:	CEO
Dates of Service:	May 2018 - current

Name: Brenden Markopoulos

Title:	Master Grower
Dates of Service:	January 2018 - current
Responsibilities:	Hydroponic Farming production oversite, plant operations, IPM management and implementation, packaging and shipping, sales & sales funnel management.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

	None

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	TWIN Bays Hops Brewery, LLC
Employer's principal business:	Hops Grower

TWIN BAYS HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

Title:	President
Dates of Service:	5/2016 – 01/2018
Responsibilities:	Strategy, Operations, Sales, Finance
Employer:	EL Sales Corp
Employer's principal business:	Multi-Channel Retail Sales
Title:	VP of Sales
Dates of Service:	11/13 – 05/16
Responsibilities:	Direct brand management, package creatives sell through & testing, implemented and managed lead capture and management system, outreach and expansion of brand/s into various nationwide retail chains.

Name: Kent M. Rodahaver

Title:	Business Manager
Dates of Service:	January 2018 - current
Responsibilities:	Manage day to day business operations.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

None

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Water Oak Development Group, Inc.
Employer's principal business:	Real Estate Development & Investing
Title:	CEO
Dates of Service:	2005 - Present
Responsibilities:	Oversee all facets of the business and ultimately make all business decisions.
Employer:	Cadence Realty Group – Charles Rutenberg Realty, Inc.
Employer's principal business:	Real Estate Broker
Title:	Broker/Agent
Dates of Service:	2011 - Present
Responsibilities:	Broker/sell/lease residential and commercial real estate.

Name: Oscar Mouton

Title:	Agricultural Manager / Foreman
Dates of Service:	January 2018 - current
Responsibilities:	Hydroponic and Agricultural farming production, IPM management and implementation. Photo-period light management, cellular data testing, biochemistry

TWIN BAYS
HOP FARMS

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

	analysis. Logistical oversight and management of a hydroponic facility.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
	None
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	TITCO LLC.
Employer's principal business:	Dermal modification and Medical applications
Title:	President and CEO
Dates of Service:	June 1, 2012 – November 1, 2016
Responsibilities:	Owner / Operator who established a company that became a business leader in the community.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Gulf Coast Botanicals, Inc	55,050 Membership Interest	**91.75%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Our Business

We will be the only recirculating hydroponic hop farm in the United States. Offering local craft breweries, a way to guarantee that their beer is new, exciting and different in an industry that's beginning to show more of the same. Twin Bays Hop Farms will boast upwards of 70 different varieties of hops which enables the brewers to make more unique and exciting beer than ever before.

One of the integral parts of our business model is our ability to be flexible with planted varietals. Meaning, that if a certain species had a difficult year in it's longitude of origin. We are able to directly capitalize on those shortages by planting those species using our nutrient recirculating method. Traditional hop farms produce a crop yield once every year. At Twin Bays Hop Farms we're able to produce a crop every (3) months consistently. This means bigger growth, forward expansion and the ability to spin up new greenhouses as demand increases to keep up with the ever-growing craft beer scene.

TWIN BAYS HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

We believe that the benefits of our hydroponic system include:

- Faster turnaround time on growth;
- Higher Alpha Acid levels;
- Flexible planting systems to maximize potential consumer outreach.

We believe our business is currently characterized by the following:

- ***Market:*** Florida's craft beer market is exploding, and the sunshine state is producing and distributing more craft beer than ever. As production and distribution rates rise so will the demand for Fresh Florida Hops. By utilizing our product, breweries gain a key marketing feature that was previously unavailable to them. They're now able to utilize the "Fresh from Florida" seal on all of their package items. Not only does this provide marketing incentive for their potential customers, it helps them with key placement in key big box retailers such as Publix.

- ***Fresh Florida Hops for the market****:* our products will be the best of what Florida can offer in sustainable hydroponic farming abilities. We will constantly deliver to our customer bine fresh, pest and disease-free hops year-round.

- ***Focused management team****:* our experienced management team is dedicated solely to our operation and to implement our business strategies. Each member of the executive team has been involved with the Company since its formation and has been instrumental in developing our strategy. Additionally, we've acquired expert growers and PHD level horticultural specialists are ready to assist.

- ***Strong name recognition and loyalty:*** we believe the Twin Bays Hops Farms has the potential for strong brand recognition in the craft brewing community. From its inception, our team has made it our priority to educate brewers on the utilization of fresh hops. Thus, creating a team atmosphere within our consumer base that's interested in the utilization, branding and usage of our amazing product.

- ***Growing independent distribution network*****:** as we enter into FY 3 & 4 it's our direct intention to scale our grow operation to be able to provide hops to our eventual goal of the southeastern US.

- ***Recurring revenue stream from contracts****:* we gain recurring revenue by way of (1) & (2) year contracts from independent breweries. This not only allows us to have extreme accuracy with revenue forecast models, but the ability to plan growth, expansion and forward momentum moving forward.

Our Strategies

- ***Create a dedicated operation****:* we determined that we could more fully capture the potential of our business and the benefits of a growing market by creating the first alternative in Florida Hydroponic hop farming. Combining our growing expertise with the business acumen of the executive team we will be able to explode into an already dynamic and diverse craft scene. All while remaining the only provider of Fresh Florida Hydroponic hops on the market.

- ***Succeed in a crowded market****:* in a competitive market, we will be the only provider of Fresh Florida Hydroponically grown hops in the State of Florida and surrounding states. This enables us to have an extreme first to market advantage over any second comers. By establishing the growth rate of the craft scene, we can forecast future hop needs in our immediate operations area.

- ***Secure distribution for our produc****t:* we have established and are continuing to build a network of home brew shops to sell our product to the local home brewing community. With regard to normal distribution channels, hops are not currently regulated by the FDA, so all channels of wholesale remain open without inspection.

TWIN BAYS

HOP FARMS

OFFERING STATEMENT

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

·   *Growth*: we believe that our business has significant opportunity to grow organically by expanding our farms based on the growing demand for fresh locally sourced product. As big box retailers begin changing their individual brand initiatives, there is more of an emphasis on stocking brands that boast the "**Fresh from Florida Seal**." As more and more retailers fall suit to this new operational guideline the demand for our product will skyrocket. All predicated on the fact that for large craft brands to remain competitive in distribution channels they always have to adapt to big box needs.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

1. (The Company participates in a highly competitive market and increased competition may adversely affect our business.

2. The demand for the Company's products depends in part on our customers' acceptance of our products. The Company's business, financial condition and results of operations may be harmed if our customers spend less on or are less successful in these activities.

3. The Company is subject to product and other liability risks that could adversely affect our results of operations, financial condition, liquidity and cash flows.

4. Failure to comply with existing and future regulatory requirements could adversely affect the Company's results of operations and financial condition.

5. Failure to provide quality products and services to our customers could have an adverse effect on our business and subject us to regulatory actions and costly litigation.

6. The services and offerings the Company provides are highly exacting and complex and any problem we encounter while providing our products or services could cause our business to suffer.

7. The Company's global operations are subject to a number of economic, political and regulatory risks that are beyond our control.

TWIN BAYS HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

8. If we do not enhance our existing or introduce new technology or service offerings in a timely manner, our offerings may become obsolete over time, customers may not buy our offerings and our revenue and profitability may decline.

9. The Company and our customers depend on our patents, copyrights, trademarks and other forms of intellectual property protections, which may turn out to be inadequate.

10. The Company's future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active ingredients, excipients, purchased components, and raw materials.

11. Changes in market access in the United States or internationally could affect purchases by consumers of our products and thereby adversely affect our results of operations and financial condition.

12. Fluctuations in the exchange rate of the U.S. dollar and other foreign currencies could have a material adverse effect on our international business results and thereby adversely affect our results of operations and financial condition.

13. Tax law changes or challenges to our tax positions could adversely affect our results of operations and financial condition.

14. The Company's business is complex and depends on maintaining good relationships with suppliers, customers and regulators; thus, we are dependent on key personnel who are knowledgeable and experienced concerning our business.

15. Risks generally associated with our information systems could adversely affect our results of operations.

16. The Company may in the future engage in acquisitions and other transactions that may complement or expand our business or divest of non-strategic businesses or assets. We may not be able to complete such transactions, and such transactions, if executed, pose significant risks and could have a negative effect on our operations.

17. The Company may not be able to integrate future acquisitions as intended and achieve all projected synergies or other cost savings.

18. The Company's offerings and our customers' products may infringe on the intellectual property rights of third parties which could cause legal problems and legal expense.

19. The Company is subject to environmental, health and safety laws and regulations, which could increase our costs and restrict our operations in the future.

20. The Company is subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.

21. Certain of our pension plans are underfunded, and additional cash contributions we may be required to make will reduce the cash available for our business.

22. The Company's substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or in our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

Development Stage Business

TWIN BAYS HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

The Company was formed on January 18th, 2018 in the State of Florida and commenced operations on January 18, 2018. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. Furthermore, some Directors, Officers and Key Employees have little to no operating experience or history. Past performance of any Director, Officer or Key Employee or the success of the President in any similar venture is no assurance of future success.

The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future or fail to even operate profitably.

Limited Operating History and Capital

The Company has a limited operating history upon which investors may base an evaluation of its performance; therefore, the Company is still subject to all of the risks incident to the creation and development of a new business. The Company plans to conduct closings of sales of its Securities as Subscriptions are received. If less than $25,000 is received from the sale of its Securities, the Company may have insufficient cash to implement its business plans and investors who purchase the Securities shall be at heightened risk of loss of their investments.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product line of the Company will insulate the Company from excessive reduced demand. Nevertheless, the Company has no control over these changes.

Adverse changes in global and domestic economic conditions or a worsening of the United States economy could materially adversely affect us. Our sales and performance depend significantly on consumer confidence and discretionary spending, which are still under pressure from United States and global economic conditions. A worsening of the economy and decrease in consumer spending, especially discretionary spending for nonessential products and services, may adversely impact our sales, ability to market our services and products, build customer loyalty, or otherwise implement our business strategy and further diversify the geographical concentration of our operations.

The Company has not generated significant revenues or operations that provides financial stability in the long term and without significant revenues the Company will not realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital. Additional capital may not be available at reasonable cost or that it would not materially dilute the investment of investors in this Offering if additional capital is obtained.

Growth and Profitability Dependency

Our growth and profitability are dependent on a number of factors and our historical growth may not be indicative of our future growth.

Our results since the implementation of our new strategy should not be considered as indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our revenue could continue to decline or grow more slowly than we expect. We also may incur significant losses in the future for a number of reasons, including the

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

following risks and the other risks described in this Memorandum, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

Dependence on Key Personnel and Management

In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon its Managing Member as well as key employees. The loss of any one of these individuals could have a material adverse effect on the Company. Although the Company does not currently maintain a key-man life insurance policy insuring the life of its key executives, the Company intends to apply for such a life insurance policy upon completion of funding.

Our business depends on attracting and retaining qualified management personnel

The unanticipated departure of any key member of our management team could have an adverse effect on our business. Given our relative size and the breadth of our operations, there are a limited number of qualified management personnel to assume the responsibilities of management level employees should there be management turnover. Our success depends to a significant extent upon a number of key employees, including members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on our results of operations and prospects. In addition, because of the specialized and technical nature of our business, our future performance depends on the continued service of, and our ability to attract and retain qualified management, and commercial and technical personnel. Competition for such personnel is intense, and we may be unable to continue to attract or retain such personnel to support our growth and operational initiatives and replace executives who retire or resign. Failure to retain our leadership team and attract and retain other important management and technical personnel could place a constraint on our growth and operational initiatives, which could have a material adverse effect on our revenues, results of operations and product development efforts and eventually result in a decrease in profitability.

 Inadequacy of Funds

Gross offering proceeds of $2,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's business plans. If only a fraction of this Offering is sold, or if certain assumptions contained in management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need additional financing or other capital investment to fully implement the Company's business plans.

Risks Associated with Expansion

The Company plans on expanding its business through the introduction of a sophisticated marketing campaign. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, Members must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Customer Base and Market Acceptance

While the Company believes it can further develop the existing customer base, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its products offer advantages over competitive companies and products, the Company's products may not attain a degree of market acceptance on a sustained basis or generate revenues sufficient for sustained profitable operations.

TWIN BAYS
HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**10,700**	**$1,070,000**	**$1,000,450**

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

Changes in Consumer Behavior Could Reduce Profitability

The Company's customers could change their behavior and purchase patterns in unpredictable ways. The Company's success therefore depends on its ability to successfully predict and adapt to changing consumer behavior. Moreover, the Company must often invest substantial amounts in product research and development before the Company learns the extent to which products will earn consumer acceptance. If the Company's products and services do not achieve sufficient consumer acceptance, the Company's revenue may decline and adversely affect the profitability of the business.

Competition

Competition for the Company and its products primarily comes from a single production company, YCH HOPS, located in, "Washington State", that currently provides most of the US hop export. Although a number of similar products of lesser quality do exist, none have made significant market penetration or brand recognition. Having identified YCH HOPS as competition, they do not have the ability, infrastructure or need to compete with a Florida hop production.

In addition, although YCH HOPS is financially stable with revenue and profit growth, it has not captured the Florida hop markets need for "LOCAL". Other competitors such as Burt's Farms do not effectively focus on this production distribution with regard to relatable products. Consequently, they do not have the consistent staying power to capitalize on a significant portion of the overall market.

While there does exist some current competition, Management believes that the Company's products are extremely well positioned, top quality and local in nature while offering greater value. The expertise of Management combined with the innovative nature of its marketing approach, set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon the Company's business model and produce competing products or services with similar focus. However, this possibility is highly unlikely for a few reasons, one of the biggest being the research required to successfully produce a state of the art hydroponic hop farm has to be earned in time. There are no active publications or guidance systems in place to even encourage the vertical growth of a competitor for a few years. By the time anyone would have the ability to execute, we should be well beyond their touch from a capitol standpoint.

We believe that we have a number of competitive advantages in the markets we serve, including the following:

1. Market. Currently our market has no hydroponic hop competitors. The nearest would be in Colorado and their ability to produce the volume needed to compete is not present at this time.

2. Hop products designed specifically for the market. Florida beers thrive on notes of citrus. By sticking to varietals that have the characteristics most sought after by Florida breweries we'll maintain consistent market share.

3. Focused management team. We have an experienced management team, dedicated solely to our operation, to implement our strategy. Each member of the executive team has been involved with the Company since inception and has been instrumental in developing our strategy.

Trends in Consumer Preferences and Spending

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments and general economic conditions. The Company may not be successful in marketing some of its products or the revenues from the sale of such products will be insignificant. Consequently, the Company's revenues may vary by quarter and the Company's operating results may experience fluctuations that will impede appreciation and slow the Company's growth.

TWIN BAYS HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

Potential Fluctuations in Quarterly Revenue

Significant annual and quarterly fluctuations in the Company's revenue may be caused by, among other factors, the volume of revenues generated by the Company, the timing of new product or service announcements and releases by the Company and its competitors in the marketplace, and general economic conditions. The Company's level of revenues and profits, in any particular fiscal period, may be significantly higher or lower than in other fiscal periods, including comparable fiscal periods. The Company's expense levels are based, in part, on its expectations as to future revenues.

As a result, if future revenues are below expectations, net income or loss may be disproportionately affected by a reduction in revenues, as any corresponding reduction in expenses may not be proportionate to the reduction in revenues. As a result, the Company believes that period-to-period comparisons of its results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance.

Risks of Borrowing

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of Members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under Item 4 "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Members in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Securities offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Lack of Management Control by Investors

As of **5/21/2018** the Company's principal Members owned 100**%** of the Company's outstanding Securities. Upon completion of this Offering, the Company's principal Members will own approximately 80**%** of then issued and outstanding Securities and will be able to continue to control the Company. Investors will become Members of the Company but cannot take part in the management or control of the Company. The Company, Managing Member and Officers have wide latitude in making investment decisions. The Investors do not have such rights. However, Investors will have the ability to control the Company's Board of Directors by a Member vote.

Return of Profits

TWIN BAYS
HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

The Company intends to retain any initial future earnings to fund operations and expand the Company's business. A Member will be entitled to receive profits proportionate to the amount of Units of Membership Interest held by that Member. The Company's Board of Directors will determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements and other circumstances.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There is a risk that secrecy obligations may not be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Legal and Regulatory Compliance

Failure to comply with applicable laws and regulations could harm our business and financial results. The Company intends to develop and implement policies and procedures designed to comply with all applicable federal and state laws, accounting and reporting requirements, tax rules and other regulations and requirements, including but not limited to those imposed by the SEC.

In addition to potential damage to our reputation and brand, failure to comply with the various laws and regulations, as well as changes in laws and regulations or the manner in which they are interpreted or applied, may result in civil and criminal liability, damages, fines and penalties, increased cost of regulatory compliance and restatements of our financial statements. Future laws or regulations, or the cost of complying with such laws, regulations or requirements, could also adversely affect our business and results of operations.

Compliance with environmental regulations could be costly and require us to make significant expenditures

We generate hazardous and nonhazardous wastes in the normal course of our manufacturing operations. As a result, we are subject to a wide range of environmental laws and regulations. These laws and regulations govern actions that may have adverse environmental effects and require compliance with certain practices when handling and disposing of hazardous and nonhazardous wastes. Some environmental laws impose strict, retroactive and joint and several liabilities for the remediation of the release of hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Failure to comply with environmental laws could expose us to substantial fines or penalties and to civil and criminal liability. These liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws and regulations could have a material adverse effect on our business or results of operations.

Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan and other factors influencing the business of the Company. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the Company's independent accountants or auditors. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable

TWIN BAYS
HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

Risks Related to The Offering

Limited Transferability and Liquidity

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each Investor must acquire his/her/its Securities for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Securities. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from the Company, limitations on the percentage of Securities sold and the manner in which they are sold. The Company can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to the Company, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the securities and no market is expected to develop. Consequently, owners of the Securities may have to hold their investment indefinitely and may not be able to liquidate their investments in the Company or pledge them as collateral for a loan in the event of an emergency.

Broker - Dealer Sales of Securities

The Company's Securities are not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ Small Cap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least $1 million Units of Membership Interest, $5 million value of public float, a minimum bid price of $5.00 per Membership Unit, at least three market makers, and at least 300 Members. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 Units of Membership Interest, a $1 million market value of public float, a minimum bid price of $1.00 per Membership Unit, at least two market makers, and at least 300 Members.

The Company may never qualify for inclusion on the NASDAQ System or any other trading market until such time as the principal holders of Securities deem it necessary. As a result, the Company's Securities are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's Securities and will also affect the ability of holders of the Securities to sell their Securities in the secondary market.

Long Term Nature of the Investment

An investment in the Securities may be long term and illiquid. As discussed herein, the offer and sale of the Securities will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

investors will be required to represent in writing that they are purchasing the Securities for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of our Securities must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws

The Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Florida State Securities Laws, and other applicable securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Determination of the Offering Price

The offering price of the Securities has been arbitrarily established by the Company, considering such matters as the state of the Company's business development, the general condition of the industry in which the Company operates, the amount of funds sought from this Offering and the number of Units the Board of Directors is willing to issue in order to raise such funds. Accordingly, there is no relationship between the price of the Offering and the assets, earnings or book value of the Company, the market value of the Company's Securities or any other recognized criteria of value. As such, the price does not necessarily indicate the current value of the Company's Securities and should not be regarded as an indication of any future market price of the Company's Securities.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company without compensation. The Company may, in the future, engage the services of certain FINRA registered broker-dealers to market the Securities on a "best efforts" basis which enter into Participating Broker-Dealer Agreements with the Company; however, the Company has not entered into any agreement with any FINRA registered broker-dealer. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum securities offered or any lesser amount.

Because there is no public trading market for our Securities, you may not be able to resell your Units

If our Units of Membership Interest become listed and a market for the Units of Membership Interest develops, the actual price of our Units of Membership Interest will be determined by prevailing market prices at the time of the sale.

A market for our Securities may not develop. Even if a market for our Units develops, the trading of securities on the OTC Markets or like service is often sporadic and investors may have difficulty buying and selling our Units or obtaining market quotations for them, which may have a negative effect on the market price of our Units. You may not be able to sell your Units at their purchase price or at any price at all. Accordingly, you may have difficulty reselling any Units you purchase from the selling security holders.

Investing in our company is highly speculative: you could lose your entire investment

Purchasing the offered Securities is highly speculative and involves significant risk. The offered Securities should not be purchased by any person who cannot afford to lose their entire investment. Our business objectives are also speculative, and it is possible that we would be unable to accomplish them. Our Members may be unable to realize a substantial or any return on their purchase of the offered Securities and may lose their entire investment. For this reason, each prospective purchaser of the offered Securities should read this Memorandum and all of its exhibits carefully and consult with their attorney, business and/or investment advisor.

TWIN BAYS
HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

Investing in our Company may result in an immediate loss because buyers will pay more for our Securities than what the pro rata portion of the assets are worth

We have only been recently formed and have only a limited operating history with limited earnings; therefore, the price of the offered Securities is not based on any data. The Offering price and other terms and conditions regarding our Securities have been arbitrarily determined and do not bear any relationship to assets, earnings, book value or any other objective criteria of value. No investment banker, appraiser or other independent third party has been consulted concerning the Offering price for the Securities or the fairness of the Offering price used for the Securities.

The arbitrary Offering price of 100 per Unit as determined herein is substantially higher than the net tangible book value per Unit. Our assets do not substantiate a Unit price of $100 per Unit. This premium in Unit price applies to the terms of this Offering. The Offering price will not change for the duration of the Offering even if we obtain a listing on any exchange or become quoted on the OTC Markets.

We do not anticipate paying dividends in the foreseeable future, so there will be less ways in which you can make a gain on any investment in us

We have never paid dividends and do not intend to pay any dividends for the foreseeable future. To the extent that we may require additional funding currently not provided for in our financing plan, our funding sources may prohibit the declaration of dividends. Because we do not intend to pay dividends, any gain on your investment will need to result from an appreciation in the price of our Units. There will therefore be fewer ways in which you are able to make a gain on your investment.
In the event that our Securities are traded, they may trade under $5.00 per Unit, and thus will be considered a penny stock. Trading penny stocks has many restrictions and these restrictions could severely affect the price and liquidity of our Units

We have established a minimum offering of our Securities

Because there is a minimum offering of our Securities, purchasers in this Offering may be one of a few to purchase our Securities and management's plans for the Offering proceeds may not be met in which case the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Financial Industry Regulatory Authority ("FINRA") sales practice requirements may also limit your ability to buy and sell our Securities, which could depress the price of our Units

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Securities, which may limit your ability to buy and sell our Securities, have an adverse effect on the market for our Securities, and thereby depress our Security's price.

You may face significant restriction on the resale of your Units due to state "Blue Sky" laws

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a

TWIN BAYS
HOP FARMS

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker-dealer must also be registered in that state.

We do not know whether our Securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by those broker-dealers, if any, who agree to serve as market makers for our Securities. We have not yet applied to have our Securities registered in any state and will not do so until we receive expressions of interest from investors resident in specific states after they have viewed this Memorandum. We will initially focus our Offering in the State of Florida and will rely on exemptions found under Florida Law. There may be significant state blue-sky law restrictions on the ability of investors to sell, and on purchasers to buy, our Securities. You should therefore consider the resale market for our Securities to be limited, as you may be unable to resell your Securities without the significant expense of state registration or qualification.

Need for Additional Financing
Assuming all Units are sold in this Offering, we believe that the net proceeds from this Offering, together with its projected cash flow from operations, shall be sufficient to fund the operations of the Company as currently conducted for up to **18** months. Such belief, however, cannot give rise to an assumption that the Company's cost estimates are accurate or that unforeseen events would not occur that would require the Company to seek additional funding to meet its operational needs. In addition, the Company may not generate sufficient cash flow from operations to implement the Company's business objectives. As a result, the Company may require substantial additional financing in order to implement its business objectives.

The Company may not be able to obtain additional funding when needed, or that such funding, if available, shall be available on terms acceptable to the Company. In the event that the Company's operations do not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Limited Protection of Proprietary Rights; Potential Costs of Enforcement
The ability of the Company to compete effectively with other companies could depend, in part, on its ability to create and/or maintain the proprietary nature of its business method. We intend to apply for all applicable forms of intellectual property protection immediately upon receipt of funding, and the Company's success shall also depend, in part, on its ability to obtain this protection and then enforce the intellectual property protection for these assets in the United States and other countries. The Company, in such circumstances, may file applications for patents, copyrights and trademarks, as management deems appropriate; however, the protections offered by any intellectual property rights issued or licensed by the Company may not be available.

Our competitors, many of whom have substantial resources and substantial investments in competing technologies, may seek to apply for and obtain patents that shall prevent, limit or interfere with the Company's ability to make and sell its products and or services. In addition, the laws of certain countries would not protect the Company's proprietary rights to the same extent as do the laws of the United States. The defense and prosecution of patent suits may be both costly and time consuming even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease from selling certain of its products.

The Company will also rely on proprietary technology such as customer analytics and business methods such as our sales process and management systems. Other companies may independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. Confidentiality agreements entered into by the Company's employees, agents, advisors, consultants and associates as well, as other staff, may provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

Attraction and Retention of Qualified Personnel

TWIN BAYS
HOP FARMS

OFFERING STATEMENT

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

The ability of the Company to realize its objectives shall be dependent on its ability to attract and retain additional, qualified personnel. Competition for such personnel can be intense, and the Company's results may adversely affect the Company's ability to attract and/or retain qualified personnel. Furthermore, the Company plans on maintaining key-man life insurance on all senior management and to require all personnel to enter into confidentiality agreements as a condition of employment. The Company's management team has entered into employment agreements that include non-compete and confidentiality requirements. However, such agreements may not fully protect the Company from competitive injury if any of these individuals leave the Company.

We Are an Emerging Growth Company
We are an emerging growth company as defined in the JOBS Act. The reduced disclosure requirements applicable to emerging growth companies may make our Securities less attractive to investors. For as long as we continue to be an emerging growth company, we intend to take advantage of some of the exemptions from the reporting requirements applicable to other public companies. It is possible that investors will find our Securities less attractive as a result of our reliance on these exemptions. If so, there may be a less active trading market for our Securities and our Units price may be more volatile.

Risks Associated with Financial Projections
Our financial projections are based upon assumptions that the Company believes to be reasonable. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. For these reasons, actual results achieved during the periods covered may be materially and adversely different.

Even if the assumptions underlying our plans prove to be correct, the Company may incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that the existing consumer demand for the Company's products and services shall continue. However, if any of the assumptions underlying its plans prove to be incorrect the Company will not realize its business objectives.

Investors should be aware that no independent market studies have been conducted by the Company regarding its business plan, nor are any such studies currently planned.

Our Managing Member Has Control over Key Decision Making
Our founder and Managing Member, GCB, Inc maintains majority voting rights over the company. As a result, GCB, Inc has the ability to control the outcome of matters submitted to our Members for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, our Managing Member has the ability to control the management and affairs of our Company as a result of his/her position as our Managing Member and his/her ability to control the election of our directors. Additionally, in the event that the Managing Member controls our Company at the time of his/her death, control may be transferred to a person or entity that he designates as his successor.

As a board member and officer, our Managing Member owes a fiduciary duty to our Members and must act in good faith in a manner he/she reasonably believes to be in the best interests of our Members. As a Member, even a controlling Member, our Managing Member is entitled to vote his/her Securities in his/her own interests, which may not always be in the interests of our Members generally.

Minimum Offering
The Company has established a minimum offering of 250 Units that must be sold by the Company in order to move forward with our business plan. The Company may not raise sufficient funds in this Offering to carry out its business plan as proposed, or that the net proceeds from the initial subscriptions for the Securities shall be in an amount sufficient to enable the Company to continue operations in any meaningful manner.

Best Efforts Offering
The Securities are being offered by the Company on a "best efforts" basis. No individual, firm or company has agreed in advance to purchase any of the offered Securities. All of the Securities may not be sold and the Company may have to cease operations putting investor's capital at risk.

TWIN BAYS HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**10,700**	**$1,070,000**	**$1,000,450**

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

Dividends
The Company has never declared or paid cash dividends on its Securities and does not plan to pay any cash dividends with respect to its Securities in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's operations. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company's Board of Directors shall determine dividend policy in the future based upon, but not limited to the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at the time. The Company intends to retain appropriate levels of its earnings, if any, to support the Company's business activities.

THE BOTTOM LINE: If we do well, the stock should do well also, yet life offers no guarantees, and neither can we.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

Please only invest what you can afford to lose.

THE OFFERING

9. What is the purpose of this offering?

The company is raising the funds to expand operation to additional grow houses.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	***If Maximum Offering Amount Sold***
Total Proceeds	**$10,000**	**$1,070,000**
Less: Intermediary fee	$3,500	$69,550
Net Proceeds	**$6,500**	**$1,000,450**
Use of Net Proceeds		
Marketing and Advertising	$6,500	$50,000
Market Research		$40,000
Green House #2 Buildout		$370,000
Green House #3 Buildout		$370,000
Operating Expense		$154,000
Miscellaneous		$16,450
Total Use of Net Proceeds	**$18,000**	**$1,000,450**

TWIN BAYS HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**10,700**	**$1,070,000**	**$1,000,450**

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Our Articles of Formation authorize us to issue up to 100,000 Units of Membership Interest, Par Value 0.0182 per Unit. As of the date of this Offering Statement, there were 60,000 Units of Membership Interest issued (or reserved) and outstanding. The Units of Membership Interest issued and outstanding are held by four Members.

The following description of our Securities is subject to and qualified in its entirety by our Articles of Formation and Operating Agreement and by the provisions of applicable Florida Law. Copies of these documents are filed as exhibits to this Memorandum. The descriptions of our Securities reflect changes to our capital structure that will occur in connection with the completion of this Offering.

Securities

Our Articles of Formation authorize our Board of Directors, without action by the Members, to designate and issue up to 100,000 Units of Membership Interest, Par Value $0.0182 per Unit, in one or more series. Our Board of Directors is authorized to designate the rights, preferences and privileges of the Units of Membership Interest of each series and any of its qualifications, limitations or restrictions. Our Board of Directors is able to authorize the issuance of Units of Membership Interest with voting or conversion rights that could adversely affect the voting power or other rights of the other holders of our Units of Membership Interest. The issuance of Units, while providing flexibility in connection with corporate purposes

TWIN BAYS HOP FARMS

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

could, under certain circumstances, have the effect of restricting dividends on our Units of Membership Interest, diluting the voting power of our Units of Membership Interest, impairing the liquidation rights of our Units of Membership Interest, or delaying, deferring or preventing a change in control of the Company, which might harm the market price of our Units.

The following is a summary of the material provisions governing the issuance of the Company's Units in this Offering:

1. The Company is offering a maximum of ten thousand seven hundred (10,700) Units of Membership Interest, at an offering price of $100 per Unit through this offering statement. The Company has established a minimum of two (2) Units for this Offering.
2. The stated or Par Value of each Membership Unit being offered is $0.0182.
3. The offering price per each Membership Unit is $100.
4. Investors holding Units of Membership Interest will have the ability to vote of the Company's Board of Directors but not to appoint any of the Company's Officers.
5. The Units of Membership Interest being offered are equal in all respects.

Voting Rights

Each holder of a Membership Unit is entitled to one vote for each Membership Unit on all matters submitted to a vote of the Members.

Dividend Policy

We have never declared or paid any cash dividends on our Securities. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business and do not intend to declare or pay any cash dividends in the foreseeable future. As a result, you will likely need to sell your Securities to realize a return on your investment, and you may not be able to sell your Units of Membership Interest at or above the price you paid for them. Payment of cash dividends, if any, in the future will be at the discretion of our Board of Directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board may deem relevant.

Dividend Rights

Members are only entitled to distributions or dividends proportionate to their Units of Membership Interest when and if declared by the Company's Board of Directors out of funds legally available. The Company to date has not given any such distributions or dividends. Future distribution policies are subject to the discretion of the Board of Directors of the Company and will depend upon a number of factors, including among other things, the capital requirements and the financial condition of the Company.

Liquidation Rights

In the event of the dissolution, liquidation or winding up of the Company, the assets legally available for distribution to the holders of Units of Membership Interest will be distributed ratably among the Members in proportion to their holdings of Units of Membership Interest and after giving preference to liquidation of any and all liabilities.

Liability to Further Calls or Assessment

The holders of Units have no liability to further calls or assessments by the Company.

Fully Paid and Nonassessable

All outstanding Units of Membership Interest are fully paid and non-assessable, and the Units of Membership Interest to be issued upon completion of this Offering will be fully paid and non-assessable.

TWIN BAYS
HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

Other Rights

1. Any classification of the Board of Directors and the impact of classification where cumulative voting is permitted or required: The Units of Membership Interest do not have any classification of the Board of Directors.

2. Restrictions on alienability of the securities being offered: The Units of Membership Interest have no restrictions currently in place on alienability.

3. Any provision discriminating against any existing or prospective holder of such securities as a result of such securityholder owning a substantial amount of securities: The Units of Membership Interest have no provisions discriminating against any existing or prospective securityholder as a result of such security holder owning a substantial amount of securities.

4. Any rights of holders that may be modified otherwise than by a vote of a majority or more of the Units of Membership Interest outstanding, voting as a class: The Units of Membership Interest do not have any rights of holders that may be modified otherwise than by a vote of a majority or more of the Units of Membership Interest outstanding, voting as a class.

5. Any other rights as established in the Operating Agreement - integral part of this Offering Memorandum.

14. Do the securities offered have voting rights? ☑ Yes ☐ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

TWIN BAYS
HOP FARMS

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Units of Membership Interest:				
	100,000	60,000	☑ Yes ☐ No	☐ Yes ☑ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   None.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

   The securities being offered cannot be changed.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

   The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

   This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION



The 5 Methods Used

pg. 23

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.


Valuation Average Weights
Weights
of the 5 methods
25%
25%
17%
17%
16%
Valuation weights
The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.
VALUATION
The Average Pre-Money valuation is:
$ 6,153,525
Lower Bound
$ 4,518,000
Higher Bound
$ 7,789,000

The weights for the above-mentioned valuation methods are: Scorecard (25%), Check-list (25%), Venture Capital (17%), DCF- Long Term Growth (17%), and DCF with Multiples (16%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre-money **$6,5000,000.**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

☐ **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Amy Belanger	$500,000	10% per annum	January 1, 2020	No payments of principal or interest shall be due for the first twelve (12) months from the Effective Date of this Note (June 21, 2018). On July 1, 2019, the interest for each of the first twelve (12) months shall be due and payable in full. No additional payments of principal or interest shall be due until the Maturity Date (January 1, 2020).

TWIN BAYS HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	*Exemption Relied Upon*	*Securities Offered*	*Amount Sold*	*Use of Proceeds*
05/25/2018	Reg D 506c	Units of Membership Interest	$0	0

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No, to all four possibilities.

Note: Gulf Coast Botanicals, Inc has also majority ownership and control in other issuers that filed Form C and then filed Form C-W to withdrawal the application and refunding all the investors' money in full.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The issuer is currently in pre-revenue stage. The issuer has secured a $500,000 note at favorable terms to complete construction of the greenhouse and commence operations.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Below is shown only the Auditor Opinion.

TWIN BAYS
HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCB Hops, LLC as of March 31, 2018, and for period from January 18, 2018 (inception) through March 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Assurance Dimensions

Tampa, Florida
May 4, 2018

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
Balance Sheet
As of March 31, 2018

Assets

Current assets:		
Prepaid expenses	$	65,000
Total current assets		65,000
Property and equipment		94,879
Deposits		75,000
Total assets	$	234,879

Liabilities and Members' Deficit

Current liabilities:		
Accounts payable and accrued expenses	$	104,879
Due to related party		149,875
Total current liabilities		254,754
Members' deficit		(19,875)
Total liabilities and members' deficit	$	234,879

GCB Hops, LLC
Statement of Operations
For the period from January 18, 2018 (inception) to March 31, 2018

Sales, net	$	-
Cost of sales		-
Gross profit		-
Operating expenses:		
Legal		31,020
Rent		25,963
Other		1,892
Operating expenses		58,875
Other income:		
Lease assumption		39,000
Net loss	$	(19,875)

*The accompanying notes are an integral part of these financial statements.
See Annex A for full Financial Statements and Independent Auditor's Report.

TWIN BAYS
HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

 (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

 (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

 (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

 (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

 (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

 (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

 (i) at the time of the filing of this offering statement bars the person from:
   (A) association with an entity regulated by such commission, authority, agency or officer?
     ☐ Yes ☑ No
   (B) engaging in the business of securities, insurance or banking?
     ☐ Yes ☑ No
   (C) engaging in savings association or credit union activities?
     ☐ Yes ☑ No

 (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

TWIN BAYS
HOP FARMS

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

TWIN BAYS

HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

None.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: March 30 of the following year

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: twinbayshopfarms.com

---

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible.

TWIN BAYS
HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**10,700**	**$1,070,000**	**$1,000,450**

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

TWIN BAYS
HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**10,700**	**$1,070,000**	**$1,000,450**

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

SUBSCRIPTION AGREEMENT

GCB Hops, LLC
A Florida LIMITED LIABILITY COMPANY

SUBSCRIPTION AGREEMENT FOR UNITS OF SECURITIES

THE OFFERING OF THE UNITS DESCRIBED HEREIN HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***"), OR UNDER ANY SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. THIS OFFERING IS MADE PURSUANT TO RULE 506(C) OF REGULATION D UNDER THE SECURITIES ACT, WHICH EXEMPTS FROM SUCH REGISTRATION TRANSACTIONS NOT INVOLVING A PUBLIC OFFERING. FOR THIS REASON, THESE SECURITIES WILL BE SOLD ONLY TO INVESTORS WHO MEET CERTAIN MINIMUM SUITABILITY QUALIFICATIONS DESCRIBED HEREIN.

A SUBSCRIBER SHOULD BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE UNITS BECAUSE THE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION, AND, THEREFORE, CANNOT BE SOLD UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THERE IS NO OBLIGATION OF THE ISSUER TO REGISTER THE UNITS UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION. TRANSFER OF THE UNITS IS ALSO RESTRICTED UNDER THE TERMS OF THE UNITS.

GCB Hops, LLC
695 Central Ave #202,
St Petersburg, Florida 33701
Attn: Investor Relations

DATE:

Gentlemen and Ladies:

1. Application for Subscription

The undersigned hereby applies to purchase, in accordance with the terms of this Subscription Agreement (this "**Agreement**"), _____________ Units of Membership Interest of GCB Hops, LLC, a Florida Limited Liability Company (the "**Company**"). This subscription may be rejected, in whole or in part, by the Company, in its sole discretion, and the Company has the right to allocate the Units among subscribers in the event the offering of Units is oversubscribed.

2. Representations, Warranties, and Agreements.

The undersigned represents, warrants, and agrees as follows:

TWIN BAYS
HOP FARMS

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
1,000 Units of Interest Membership at $10.00 per Unit			
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

A.   The undersigned has received the Company's Offering Statement and the supplemental exhibits, annexes, schedules and other documents referred to therein as being furnished therewith (collectively, the "**Disclosure Documents**"), has carefully reviewed the Disclosure Documents, and has relied only on the information contained therein or otherwise provided in writing in connection therewith. All documents, records, and books pertaining to this investment have been made available to the undersigned for inspection by the undersigned and/or the undersigned's advisor(s), and any books and records of the Company will be available upon reasonable notice, for inspection by investors and/or their advisor(s), during reasonable business hours at the Company's principal place of business. The undersigned and/or the undersigned's advisor(s) have had a reasonable opportunity to ask questions of and receive answers from the Company, concerning the offering of the Securities, and all such questions have been answered to the full satisfaction of the undersigned. No oral representations have been made or oral information furnished to the undersigned or the undersigned's advisor(s) in connection with the offering of the Securities which were in any way inconsistent with the Disclosure Documents. The undersigned understands that the Company reserves the right to reject any subscription, in whole or in part, and no subscription will be binding until accepted by the Company.

B.   The Securities are being purchased solely for the undersigned's own account, for investment purposes only, and not for the account of any other person nor with a view to, or for sale in connection with, any distribution, division, assignment, or resale to others, and no other person has a direct or indirect beneficial interest in the Securities. The Securities will not be transferred: (i) without the prior written consent of all parties required to grant such consent; or (ii) in contravention of state or federal law.

C.   The undersigned acknowledges: (i) that an investment in the Securities involves highly speculative risks; (ii) that the undersigned has carefully reviewed the "Risk Factors" section of the Disclosure Documents and considered such factors in relation to the undersigned's own investment activities; and (iii) that the undersigned has the ability to accept highly speculative risks and is prepared to lose the entire investment in the Company.

D.   The undersigned, if a corporation, trust, partnership, limited liability company, or other entity, is authorized and otherwise duly qualified to purchase and hold the Securities, and such entity has not been formed for the specific purpose of acquiring the Securities.

E.   All information which the undersigned has provided to the Company concerning the undersigned or the undersigned's investor status, financial position, knowledge and experience in financial and business matters, or, in the case of a corporation, trust, partnership, limited liability company, or other entity, the knowledge and experience in financial and business matters of the person making the investment decision on behalf of such entity, including all information contained herein and in the undersigned's Accredited Investor Representation Letter, is correct and complete as of the date set forth at the end hereof, and if there should be any adverse change in such information prior to this subscription being accepted, the undersigned will immediately provide the Company with such information.

F.   The undersigned: (i) if an individual, is at least twenty-one (21) years of age and is a citizen of the United States of America, or, if not, has designated the undersigned's citizenship hereinbelow; (ii) is a resident of such state in the address information provided below; (iii) acknowledges and agrees that, notwithstanding the submission of this subscription agreement, no offer or sale of the Securities will be made in any state in which such offer or sale is not permitted; and (iv) as part of verifying the undersigned's status as an Accredited Investor, agrees to submit supporting documentation as described in the Accredited Investor Representation Letter provided as part of the Disclosure Documents.

3. Indemnification

TWIN BAYS
HOP FARMS

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
1,000 Units of Interest Membership at $10.00 per Unit			
Target Offering	100	$10,000	$6,500
Maximum Amount	10,700	$1,070,000	$1,000,450

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

The undersigned agrees to indemnify and hold harmless the Company and its respective managers, members, and affiliates, or anyone acting on behalf of the Company, from and against all damages, losses, costs, and expenses (including reasonable attorney fees) which they may incur by reason of the failure of the undersigned to give full and accurate information herein or in connection with this investment, or in any document provided by the undersigned to the Company.

4. Miscellaneous

The undersigned agrees: (i) not to transfer or assign this Agreement, or any of the undersigned's interest herein, and further agrees that the transfer or assignment of the Securities acquired pursuant hereto shall be made only in accordance herewith and with all applicable laws; (ii) that the undersigned may not cancel, terminate, or revoke this Agreement and that this Agreement shall survive the death or disability of the undersigned and shall be binding upon the undersigned's heirs, executors, administrators, successors and assigns; (iii) that notwithstanding any of the representations, warranties, acknowledgments, or agreements made herein by the undersigned, the undersigned does not thereby or in any manner waive any rights granted to the undersigned under federal or state securities laws; (iv) that this Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter contained herein and may be amended only by a writing executed by all parties; (v) that this Agreement shall be enforced, governed, and construed in all respects in accordance with Florida Corporate Law, without regard to its principles of conflict of laws; (vi) that the undersigned's execution hereof constitutes a contract with the Company for the uses and purposes hereof, and that this Agreement may be executed in any number of counterparts, each executed counterpart constituting an original but all together one Agreement; (vii) that all communications provided hereunder shall be in writing and delivered or mailed by registered or certified mail; if delivered to the subscriber herein such notice(s) shall be delivered at the address of record on file with the Company and if delivered to the Company, such notice(s) shall be delivered to the Company's principal offices; (viii) that the representations and warranties of the undersigned set forth herein and in all other materials provided to the Company by the undersigned shall survive the sale of the Securities; and (ix) that all acknowledgments and representations hereunder of *"the undersigned"* refer to the subscriber.

5. Vesting and Execution

The undersigned will complete this Agreement in accordance with the following: The undersigned acknowledges that title to the Securities vests in any one of the following manners: natural persons may hold Securities *individually*, as *community property*, as *joint tenants with right of survivorship*, or as *tenants in common*; title may also be held in any one of the following entities: *corporations, limited liability companies, trusts, or partnerships*. The undersigned understands that the formalities governing subscription for the Securities varies depending upon the type of vesting selected or the type of entity investing. Natural persons subscribing for the Securities must execute this Agreement as follows: subscriptions for investments to be held *individually* need only be executed below where indicated; subscriptions for investments to be held as *community property* require only one signature if the Securities are held in one name (*i.e.*, managing spouse), or two signatures if the Securities are held in both names; subscriptions for investments to be held as *joint tenants with right of survivorship* or as *tenants in common* require the signatures of both investing parties. Entities subscribing for Securities must execute this Agreement as follows: subscriptions by *corporations* must be executed by an officer authorized to bind the corporation and must also be accompanied by a copy of the corporate resolutions or other instruments authorizing the investment; subscriptions by *partnerships* or by *limited liability companies* must be executed by a general partner or manager, as the case may be, and by all others who may be required to do so by the terms of the partnership agreement or operating agreement, as the case may be, of the subscriber and should be accompanied by a copy of the partnership agreement or operating agreement, as the case may be (which should

TWIN BAYS
HOP FARMS

OFFERING STATEMENT

1,000 Units of Interest Membership at $10.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**10,700**	**$1,070,000**	**$1,000,450**

GCB Hops, LLC
3201 39th Ave N.
St Petersburg FL 33714
(727) 800-6242

include the date of formation of the entity and a list of all partners or members, as the case may be); subscriptions by *trusts* must be executed for the trust by a trustee empowered to bind the trust and should clearly state the full name and date of the trust and be accompanied by a copy of the trust instrument or the will authorizing investments by the trustee.

The undersigned desires to have title to the Security vest as follows (see Paragraph 5 above for vesting options): _____ Units of Membership Interest.

Very truly yours,

Signature
[Name of entity above if applicable]
Print or Type Name
Address, City, State, Zip
Date: **DATE**
Social Security or Tax I.D. Number

ACCEPTANCE OF SUBSCRIPTION

On this ___ day of _____, 2018, the Company hereby accepts this subscription for a total of _____ (Amount) for _____ Number of Units of Membership Interest subscribed for.

GCB Hops, LLC
A Florida Limited Liability Company

By: _____
    (name)

Its: _____